Exhibit 99.1

E. Share Ownership.

The following tables sets forth information, as of April 28, 2023, regarding the beneficial ownership of our ordinary shares by:

●	each person known to us to beneficially own more than 5% of our ordinary shares;

●	each of our officers and directors; and

●	all of our officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, we believe, based on the information furnished to it, that the persons and entities named in the table below will have sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws.

The calculations in the table below are based on 101,597,998 ordinary shares issued and outstanding as of April 28, 2023.

	Number	Percent
Directors and Executive Officers:
Raleigh Siu Lau	1,000,000	*
Tommy Wing Ling Lui	500,000	*
Chung Hang Lui	—	*
Yong Li Huang	—	*
Jason Che Wai Au	—	*
Wang Tai Dominic Li	70,000	*
Wood Shing Kei Sze	—	*
Damian Thurnheer	559,581	*
All directors and executive officers as a group (8 persons)	2,129,581	2.1%

5% Shareholders:
Prime Ocean Holdings Limited (1)	29,000,000	28.7%
Leung Iris Chi Yu	23,132,500	22.8%

“*” Indicates less than 1%

(1)	Prime Ocean Holdings Limited, a Seychelles corporation, is beneficially owned by Ms Kwok Kai Kai Clara. The business address of Prime Ocean Holdings Limited is Vistra Corporate Service Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles.